OMB APPROVAL
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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 2
TO
FORM T-3

FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES
UNDER THE TRUST INDENTURE ACT OF 1939

Meridian Bioscience, Inc.
(Name of Applicant)

3471 River Hills Drive Cincinnati, Ohio 45244
(Address of principal executive offices)

Securities to be Issued Under the Indenture to be Qualified

Title of Class	Amount
5.0% Convertible Subordinated Debentures due 2013	$16,000,000

Approximate date of proposed public offering:	As soon as practical after the date of effectiveness of this Application for Qualification

Name and address of agent for service:

Mark A. Weiss, Esq.
Keating, Muething & Klekamp, P.L.L.
1400 Provident Tower
One East Fourth Street
Cincinnati, Ohio 45202

The Applicant hereby amends this Application for Qualification on such date or dates as may be necessary to delay its effectiveness until (i) the 20th day after the filing of an amendment that specifically states that it shall supersede this Application for Qualification or (ii) such date as the Securities and Exchange Commission, acting pursuant to Section 307(c) of the Trust Indenture Act of 1939, may determine upon the written request of the Applicant.

GENERAL

1.    General Information.

        (a)        Form of organization: Corporation

        (b)        State or other sovereign power under the laws of which organized: Ohio

2.    Securities Act exemption applicable.

        Upon the terms set forth in an Offering Memorandum dated November 12, 2003, and the related Letter of Transmittal (which together constitute the “Exchange Offer”), Meridian Bioscience, Inc. (the “Company”) is offering to exchange $16,000,000 in principal amount of the Company’s 5.0% Convertible Subordinated Debentures due 2013 (the “New Debentures”) for an equal principal amount of the Company’s 7% Convertible Subordinated Debentures due 2003 (the “Existing Debentures”). The Exchange Offer is being extended to all holders of the Existing Debentures.

        The Company has engaged D.F. King & Co., Inc. as the Information Agent for the Exchange Offer to assist in distributing the Offering Memorandum and the other Exchange Offer materials to the holders of the Existing Debentures. The Company will pay the Information Agent customary fees for its services and reimburse the Information Agent for its reasonable out-of-pocket expenses incurred in connection with the provision of these services.

        The Company has appointed LaSalle Bank, National Association as the Exchange Agent for the Exchange Offer. The Company will pay the Exchange Agent customary fees for its services and reimburse the Exchange Agent for its reasonable out-of-pocket expenses incurred in connection with the provision of these services. The Company will also pay the Exchange Agent compensation for services as trustee under the New Debentures indenture and certain of its expenses related thereto.

        There has not been and there will not be any sales of the New Debentures by the Company or by or through any underwriter at or about the same time as the Exchange Offer.

AFFILIATIONS

3.    Affiliates.

        See Item 4 for directors and executive officers of the Company, some of whom may be deemed to be affiliates of the Company by virtue of their position.

        To the Company’s knowledge, Item 5 of this Application sets forth the name and address of the only shareholder of the Company that beneficially owns 10% or more of the Company’s voting securities as of September 30, 2003.

        The following list sets forth the relationship among the Company and all of its principal direct and indirect subsidiaries as of September 30, 2003. Each of the entities listed below is a wholly-owned subsidiary of the Company.

1. Omega Technologies, Inc., an Ohio corporation

2. Meridian Bioscience Corporation, an Ohio corporation

3. Meridian Bioscience Europe, s.r.l., an Italian corporation

4. Meridian Bioscience FSC, Inc., a Barbados corporation

5. Gull Laboratories, Inc., a Utah corporation

6. BIODESIGN International Incorporated, a Maine corporation

7. Meridian Bioscience Europe S.A., a Belgium corporation

8. Gull Europe S.A. Holding, a Belgium corporation

9. Meridian Bioscience Europe B.V., a Netherlands corporation

10. Viral Antigens, Inc., a Tennessee corporation

MANAGEMENT AND CONTROL

4.    Directors and executive officers.

        The following table sets forth the name and office of all directors and executive officers of the Company as of September 30, 2003. The address of each director and executive officer is c/o Meridian Bioscience, Inc., 3471 River Hills Drive, Cincinnati, Ohio 45244.

Name	Position
William J. Motto	Chairman of the Board of Directors, Chief Executive Officer
John A. Kraeutler	President, Chief Operating Officer and Director
Antonio A. Interno	Senior Vice President
Richard L. Eberly	Executive Vice President
Kenneth J. Kozak	Vice President, Research and Development
Melissa A. Lueke	Vice President, Chief Financial Officer and Secretary
Susan A. Rolih	Vice President of Regulatory Affairs & Quality Systems
Lawrence J. Baldini	Vice President of Operations
James A. Buzard, Ph.D	Director
Gary P. Kreider	Director
Robert J. Ready	Director
David C. Phillips	Director

5.    Principal Owners of Voting Securities.

        The following table sets forth, as of September 30, 2003, the security ownership of each person who was known by the Company to beneficially own 10% or more of the voting securities of the Company.

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
William J. Motto	Common Stock	4,002,146	27.1%
c/o Meridian Bioscience, Inc.
3471 River Hills Drive
Cincinnati, Ohio 45244

UNDERWRITERS

6.    Underwriters.

      (a)        Persons acting as underwriters within the last three years: None

      (b)        The New Debentures will not be offered or sold by or through any underwriter.

CAPITAL SECURITIES

7.    Capitalization.

      (a)        The following table sets forth, as of September 30, 2003, certain information as to each authorized class of securities of the Company:

Title of Class	Amount Authorized	Amount Outstanding(2)
Common Stock, without par value(1)	50,000,000	14,728,590
7% Convertible Subordinated Debentures due 2006	$20,000,000	$20,000,000

(1)	The holders of Common Stock are entitled to one vote per share on all matters to be voted upon by the shareholders, and are entitled to cumulate their votes in the election of directors.

(2)	Convertible into Common Stock at $16.09 per share.

INDENTURE SECURITIES

8.    Analysis of indenture provisions. The New Debentures will be issued under the terms of an indenture to be entered into between the Company and LaSalle Bank, National Association, as trustee (the “Indenture”). The following is an analysis of the Indenture provisions required under Section 305(a)(2) of the Trust Indenture Act of 1939, as amended.

      Events of Default.

An event of default as provided in the Indenture includes:

•	default in the payment of any installment of interest upon any of the New Debentures as and when the same shall become due and payable, and continuance of such default for a period of 15 days;

•	default in payment of principal or premium, if any, on the New Debentures when the same becomes due and payable at maturity, upon redemption or otherwise, whether or not prohibited by the subordination provisions of the Indenture;

•	default for 30 days after notice in the observance or performance of any other covenant in the Indenture;

•	default under any obligations for money borrowed of $1,000,000 or more; or

•	certain events involving our bankruptcy, insolvency, or reorganization.

The Indenture provides that the trustee is required, within 90 days after the occurrence of a default which is known to the trustee and is continuing, to give to the holders of the New Debentures notice of such default. The trustee is, however, except in the case of default in the payment of principal or premium, if any, or interest on any of the New Debentures, in withholding such notice if it in good faith determines that the withholding of such notice is in the interest of the holders of the New Debentures.

The Indenture provides that if any event of default has occurred and is continuing, the trustee or the holders of not less than 25% in principal amount of the New Debentures then outstanding may declare the principal of all the New Debentures to be due and payable immediately, but if we cure all defaults (other than the nonpayment of interest and premium, if any, on and principal of any New Debentures which shall have become due solely by reason of acceleration) and certain other conditions are met, such declaration may be annulled and past defaults may be waived by the holders of a majority in principal amount of the New Debentures then outstanding.

The holders of a majority in principal amount of the New Debentures then outstanding will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee subject to certain limitations specified in the Indenture.

In certain cases, the holders of a majority in principal amount of the outstanding New Debentures may on behalf of the holders of all New Debentures waive any past default or event of default except, unless cured, a default in the payment of the principal of, premium, if any, or interest on any of the New Debentures (other than the nonpayment interest and premium, if any, on and principal of any New Debentures which shall become due by acceleration) or a default relating to an obligation of ours which cannot be modified without the consent of the holder of each New Debenture affected.

      Authentication and Delivery and Application of Proceeds.

The New Debentures shall be executed on behalf of the Company by its President or Vice President and attested by its Secretary or one of its Assistant Secretaries. The signature of any of these officers on the Debentures may be manual or facsimile.

New Debentures bearing the manual or facsimile signatures of individuals who were at any time the proper officers of the Company shall bind the Company, notwithstanding that such individuals or any of them have ceased to hold such offices prior to the authentication and delivery of such New Debentures or did not hold such offices at the date of such New Debentures.

Upon the original issuance of the New Debentures by the Company and authentication by the Trustee, the Trustee shall deliver the Debentures to the Holders.

All New Debentures authenticated for original issuance by the Company to the initial purchaser thereof shall be dated as of their respective Date of Issue. All New Debentures authenticated for any other purpose hereunder shall be dated the date of their authentication.

No New Debenture shall be entitled to any benefit under this Indenture or be valid or obligatory for any purpose, unless there appears on such New Debenture a certificate of authentication substantially in the form provided for herein executed by the Trustee by manual signature, and such certificate upon any New Debenture shall be conclusive evidence, and the only evidence, that such New Debenture has been duly authenticated and delivered hereunder.

The Company will receive no proceeds from the issuance of the New Debentures.

      Satisfaction and Discharge of Indenture

The Indenture shall cease to be of further effect (except as to any surviving rights of conversion, transfer or exchange of New Debentures expressly provided for), and the Trustee, on demand of and at the expense of the Company, shall execute the proper instrument acknowledging satisfaction and discharge of this Indenture, when

(a) either

1. all New Debentures theretofore authenticated and delivered, other than New Debentures which have been destroyed, lost or stolen and which have been replaced or paid as provided in the Indenture, have been canceled by the Trustee or delivered for cancellation to the Trustee; or

2. all such New Debentures not theretofore canceled or delivered to the Trustee for cancellation have become due and payable, or will become due and payable at their Stated Maturity within one year, or are to be called for redemption within one year under arrangements satisfactory to the Trustee for the giving of notice of redemption by the Trustee in the name, and at the expense, of the Company and the Company, in the case of paragraph (2) above, has deposited or caused to be deposited with the Trustee as trust funds in trust for the purpose an amount sufficient to pay and discharge the entire indebtedness on such New Debentures not theretofore canceled or delivered to the Trustee for cancellation, for principal and any premium and interest to the date of such deposit, in the case of Debentures which have become due and payable, or to the stated maturity or redemption date, as the case may be;

(b) the Company has paid or caused to be paid all other sums payable hereunder by the Company; and

(c) the Company has delivered to the Trustee an Officers’ Certificate and an Opinion of Counsel, each stating that all conditions precedent herein provided for relating to the satisfaction and discharge of the Indenture have been complied with.

Notwithstanding the satisfaction and discharge of this Indenture, the obligations of the Company to the Trustee under specified sections of the Indenture shall survive.

      Evidence of Compliance

Upon any application or request by the Company to the Trustee to take any action under any provision of this Indenture, the Company shall furnish to the Trustee an Officers’ Certificate stating that all conditions precedent, if any, provided for in this Indenture relating to the proposed action have been complied with and, if requested by the Trustee, an Opinion of Counsel stating that in the opinion of such Counsel all such conditions precedent, if any, have been complied with, except that in the case of any such application or request as to which the furnishing of such documents is specifically required by any provision of this Indenture relating to such particular application or request, no additional certificate or opinion need be furnished.

Every Officers’ Certificate or Opinion of Counsel with respect to compliance with a condition or covenant provided for in this Indenture (other than certificates provided pursuant to Section 314(a)(4) of the Trust Indenture Act) shall include:

(a) a statement that each individual signing such Officers’ Certificate or Opinion of Counsel has read such covenant or condition and the definitions herein relating thereto;

(b) a brief statement as to the nature and scope of the examination or investigation upon which the statements or opinions contained in such Officers’ Certificate or Opinion of Counsel are based;

(c) a statement that, in the opinion of each such individual, he or she has made such examination or investigation as is necessary to enable him or her to express an informed opinion as to whether or not such covenant or condition has been complied with; and

(d) a statement as to whether, in the opinion of each such individual, such condition or covenant has been complied with.

9.         Other obligors.

            None.

Contents of application for qualification. This application for qualification comprises –

(a) Pages numbered 1 to 7 consecutively.

(b) The statement of eligibility and qualification of each trustee under the indenture to be qualified (previously filed).

(c) The following exhibits in addition to those filed as a part of the statement of eligibility and qualification of each trustee.

Exhibit T3A	Articles of Incorporation of the Registrant (incorporated by reference to Exhibit 3.1 of the Registration Statement on Form S-3 (File No. 333-02613) filed by the Registrant on April 18, 1996).

Exhibit T3B	Code of Regulations of the Registrant (incorporated by reference to Exhibit 3.2 of the Registration Statement on Form S-1 (File No. 33-6052) filed by the Registrant on May 29, 1986).

Exhibit T3C	Form of Indenture relating to the 5% Convertible Subordinated Debentures due 2013, to be entered into by and between Meridian Bioscience, Inc. and LaSalle Bank, National Association, as Trustee (incorporated by reference to Exhibit (d)(2) of Meridian Bioscience, Inc.'s Schedule TO filed October 24, 2003).

Exhibit T3D	Not applicable.

Exhibit T3E 1.	Offering Memorandum, dated November 12, 2003 (incorporated by reference to Exhibit (a)(1) of Schedule TO/A filed November 12, 2003).

Exhibit T3E 2.	Letter of Transmittal (incorporated by reference to Exhibit (a)(2) of Schedule TO/A filed November 12, 2003).

Exhibit T3E 3.	Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(3) of Schedule TO/A filed November 12, 2003).

Exhibit T3E 4.	Letter to Clients (incorporated by reference to Exhibit (a)(4) of Schedule TO/A filed November 12, 2003).

Exhibit T3E 5.	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(5) of Schedule TO/A filed November 12, 2003).

Exhibit T3E 7.	Press Release, dated November 12, 2003 (incorporated by reference to Exhibit (a)(8) of Schedule TO/A filed November 12, 2003).

Exhibit T3F	Cross reference sheet showing the location in the Indenture of the provisions inserted therein pursuant to Sections 310 through 318(a), inclusive, of the Trust Indenture Act of 1939, as amended (included in Exhibit T3C hereto).

SIGNATURE

        Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, Meridian Bioscience, Inc., a corporation organized and existing under the laws of Ohio, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, all in the city of Cincinnati, and State of Ohio, on the 25th day of November, 2003.

MERIDIAN BIOSCIENCE, INC. BY: /s/John A. Kraeutler —————————————— John A. Kraeutler President

Attest:   /s/Melissa A. Lueke
               Melissa A. Lueke
               Secretary